Royalty Pharma plc

110 East 59th Street Suite 3300

New York, New York 10022

VIA EDGAR TRANSMISSION

October 13, 2020

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Campbell

RE: Royalty Pharma plc Registration Statement on Form S-1, as amended (File No. 333-249454) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on October 15, 2020, or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please contact Richard D. Truesdell, Jr. of Davis Polk & Wardwell LLP at (212) 450-4674 as soon as the Registration Statement has been declared effective or with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

ROYALTY PHARMA PLC

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Chief Executive Officer

CC: Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP